Exhibit 99.3

VIQ Solutions Inc.

Q3 2021 Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Expressed in United States dollars)

https://viqsolutions.com/

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

The following Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and results of operations of VIQ Solutions Inc. for the three months and nine months ended September 30, 2021. The information contained herein should be read in conjunction with the Q3 2021 unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), IAS 34, Interim Financial Reporting and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations, as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with our annual MD&A and audited financial statements for the years ended December 31, 2020 and 2019, which we prepared in accordance with IFRS and are available on SEDAR at www.sedar.com and filed as Exhibit to the Registration Statement on Form F-10 at EDGAR at www.sec.gov/edgar.

Certain information included herein is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” and “Risk Factors”. The information in this discussion is provided as of November 9, 2021 unless we indicate otherwise.

Unless the context otherwise requires, all references to “VIQ”, “Company”, “VIQ Solutions”, “our”, “us”, and “we” refer to VIQ Solutions Inc. and its subsidiaries. Additional information regarding the Company including in its annual information form for its fiscal year ended December 31, 2020, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

As a result of the Company’s graduation to the Toronto Stock Exchange (the “TSX”), trading of VIQ shares on the TSX Venture Exchange (the “TSX-V”) ceased after January 20, 2021. VIQ’s shares were delisted from the TSX-V at the commencement of trading on the TSX. The trading symbol for the common shares of VIQ on TSX remained unchanged as “VQS”. VIQ’s common shares commenced trading on the Nasdaq under the symbol “VQS” on August 12, 2021.

All amounts herein are presented in United States dollars, unless otherwise indicated.

Forward-looking Statements

This MD&A contains forward-looking statements about our achievements, the future success of our business and technology strategies, performance, goals and other future events. Management’s assessment of future plans and operations, cash flows, methods of financing and the ability to fund financial liabilities, and the timing of and impact of adoption of IFRS and other accounting policies may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, the risks identified below.

As a consequence, the Company’s actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ Solutions believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.

In addition to other factors and assumptions which may be identified in this document and other documents filed by the Company, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which VIQ Solutions operates, including significant changes in demand from our clients as a result of the impact of a global economic crisis and capital markets weakness; the risk of potential non-performance by counterparties, including but not limited to, clients and suppliers, during uncertain economic conditions; our dependence on a limited number of clients; our dependence on industries affected by rapid technological change; our ability to successfully manage our operations internationally including in the United Kingdom, Australia and the United States; the challenge of managing our financial exposures to foreign currency fluctuations; our ability to obtain qualified staff and services in a timely and cost-efficient manner; our ability to obtain financing on acceptable terms including anticipated sources of funding of working capital and financial losses which may include securing credit facilities, accessing new equity, corporate acquisitions or business combinations or joint venture arrangements; the ability to secure new contracts on terms acceptable to the Company; the ability to successfully develop new products; the Company's ability to effectively register, for protection, its new and existing products in certain jurisdictions; the Company's ability to protect new and existing products from proprietary infringement by third parties and its ability to effectively enforce such proprietary infringements; taxes in the jurisdictions in which the Company operates, including Canada, the United Kingdom, Australia and the United States; and VIQ Solutions' ability to successfully market its products. Readers are cautioned that the foregoing list of factors is not exhaustive.

Management Discussion & Analysis	Page 1

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s 2021 outlook and may not be appropriate for other purposes. Readers are encouraged to read the section entitled “Risk Factors” in this MD&A for a broader discussion of the factors that could affect our future performance. Furthermore, the forward-looking statements contained in this document are made as at the date of this document and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-IFRS Measures

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. This MD&A also includes certain measures which have not been prepared in accordance with IFRS such as, Adjusted EBITDA. “Adjusted EBITDA” is a non-IFRS financial measure and is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Company and accordingly might not be comparable to similar financial measures disclosed by other issuers. To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA”, as defined by management, refers to net income (loss) before adjusting earnings for stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, gain on revaluation of options, gain on revaluation of restricted share units (“RSUs”), gain on revaluation of derivative warrant liability, restructuring costs, business acquisition costs, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense (recovery). We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the operating performance of the Company.

The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, restructuring costs, acquisition, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

Management Discussion & Analysis	Page 2

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS. These non-IFRS measures should be read in conjunction with the financial statements of the Company. For a description of the methodology used to calculate these non-IFRS measures, see under the heading “Reconciliation of Non-IFRS Measures” below.

Overview

VIQ Solutions combines artificial intelligence driven voice and video capture technology and services to securely manage digital content in the most rigid security environments including courts, law enforcement, insurance, conferencing and media.

We help our cybersecurity focused clients securely speed the capture, creation, and management of large volumes of information, preserve the unique value of the spoken word and video image, and deliver meaningful data our security focused customers can utilize.

The Company is a global market leader in the capture, management, and transformation of sensitive digital evidence. We enable our 1,300+ clients’ digital transformation by implementing cybersecure capture solutions, driving the migration to cloud solutions, enabling hybrid technology services with human to machine workflow, and employing Artificial Intelligence (“AI”) tools such as speech recognition, sentiment analysis, market specific lexicon and algorithms.

Revenue

The recurring nature of our revenue base is a key indication of performance. The majority of our revenue is tied to major contracts and is expected to remain the same or increase in terms of the overall contribution to the Company. Also, these customers are tied to government entities and multinational Fortune 500 companies that provide little to no credit risk and accordingly provide a reliable revenue stream.

We continue to invest globally in sales, marketing and business development to continue to diversify across segments, industries and geographies building awareness in our global brand to increase the future revenue growth of the Company.

Our revenue consists primarily of technology services, software license fees, support and maintenance and other recurring fees, professional service fees, and hardware sales. Technology service revenue consists of fees charged for recurring transcription services provided to our customers. Software license revenue is comprised of license fees charged for the use of our software products generally licensed under perpetual arrangements and to a lesser extent sale of third party software licenses. These license sales are more variable and unpredictable in nature as the purchase decision and its timing fluctuate with the customers needs and budgets. Support and maintenance and other recurring revenue primarily consist of fees charged for customer support on our software products post-delivery and, to a lesser extent, recurring fees derived from software-as-a-service arrangements. Professional service revenue consists of fees charged for customization, implementation, integration, training and ongoing services associated with our software products and technology services. Hardware revenue includes the resale of third party hardware that forms part of our customer solutions. Occasionally our customers may purchase a combination of software, maintenance, professional services and hardware, although the type, mix and quantity vary by customer and by product.

Cost of Sales

Cost of sales consists primarily of staff costs, professional services and the cost of hardware and third-party licenses to fulfill customer arrangements.

Management Discussion & Analysis	Page 3

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

Selling and Administrative Expenses

Selling and administrative expenses consist primarily of personnel and related costs for our sales and marketing functions, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel, direct marketing campaigns, public relations and other promotional activities. Selling and administrative expenses also consist primarily of personnel and related costs associated with the administrative functions of our business including corporate, finance, and internal information system support as well as legal, accounting, other professional fees, investor relations, occupancy costs and insurance.

Research and Development Expenses

Research and development expenses include personnel and related costs for ongoing research, development and product management initiatives.

Key Operating Highlights during the three and nine months ended September 30, 2021

•	Total revenue for the three months ended September 30, 2021 was $7,086,357, a decrease of $1,086,443 or 13% from $8,172,800 recognized in the comparative period in 2020. Total revenue for the nine months ended September 30, 2021 was $23,532,391, a decrease of $441,628 or 2% from $23,974,019 recognized in the comparative period in 2020.
•	Gross margin for the three months ended September 30, 2021 was $3,642,098 representing 51% of revenue versus 60% of revenue in the comparative period in 2020. Gross margin for the nine months ended September 30 was $11,641,012 representing 49% of revenue, a decrease of $1,543,279 from $13,184,291 of gross margin recognized in the comparative period in 2020 representing 55% of revenue.
•	Adjusted EBITDA for the three months ended September 30, 2021 was a deficit of $3,111,645, a decrease of $5,084,845, or 258% from an Adjusted EBITDA of $1,973,200[1] recognized in the comparative period in 2020. Adjusted EBITDA for the nine months ended September 30, 2021 was a deficit of $3,117,835, a decrease of $7,441,581, or 172% from an Adjusted EBITDA of $4,323,746[1] recognized in the comparative period in 2020. The decrease in Adjusted EBITDA was driven primarily by professional service fees and reduction in COVID-19 subsidies compared to 2020.
•	Net loss for the three months ended September 30, 2021 was $3,859,505, an increase of $3,526,498 or 1,059% from a net loss of $333,007 recognized in the comparative period in 2020. Net loss for the nine months ended September 30, 2021 was $16,024,956, an increase of $7,979,338 or 99% from a net loss of $8,045,618 recognized in the comparative period in 2020.

Results of Operations

Key performance indicators that we use to manage our business and evaluate our financial results and operating performance include: revenue, expenses, Adjusted EBITDA, and net income (loss). We evaluate our performance on these metrics by comparing our actual results to management budgets, forecasts, and prior period performance.

Certain comparative figures have been updated for the three and nine months ended September 30, 2020 for immaterial adjustments related to the revaluation of the conversion feature as well as the repayment of long-term debt (for the three months ended September 30, 2020 accretion interest expense decreased by $12,855 and for the nine months ended September 30, 2020 accretion expense increased by $147,652, loss on revaluation of conversion feature increased by $700,741 and depreciation and amortization decreased $90,541).The following table sets forth a summary of our results of operations for the three months and nine months ended September 30, 2021 and 2020:

1 Adjusted EBITDA for the three and nine months ended Q3 2020, as reported, was $1,886,129 and $4,236,675 respectively which included an $87,071 adjustment for gain on contingent consideration. This adjustment has not been included for Q3 2021 and comparative purposes.

Management Discussion & Analysis	Page 4

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

Unaudited

	Three months ended September 30		Period over Period Change		Nine months ended September 30		Period over Period Change
	2021	2020	$	%	2021	2020	$	%
Revenue	7,086,357	8,172,800	(1,086,443)	(13)	23,532,391	23,974,019	(441,628)	(2)
Cost of sales	3,444,259	3,268,679	175,580	5	11,891,379	10,789,728	1,101,651	10
Gross profit	3,642,098	4,904,121	(1,262,023)	(26)	11,641,012	13,184,291	(1,543,279)	(12)
Operating Expenses
Selling and administrative expenses	6,516,449	2,693,818	3,822,631	142	14,008,605	8,161,584	5,847,021	72
Research and development expenses	317,546	324,174	(6,628)	(2)	817,219	786,032	31,187	4
Gain on contingent consideration	(80,252)	(87,071)	6,819	(8)	(66,977)	(87,071)	20,094	(23)
Total Operating expenses	6,753,743	2,930,921	3,822,822	130	14,758,847	8,860,545	5,898,302	67
Adjusted EBITDA (1)	(3,111,645)	1,973,200	(5,084,845)	(258)	(3,117,835)	4,323,746	(7,441,581)	(172)
Stock-based compensation	859,119	106,536	752,583	706	7,632,906	637,514	6,995,392	1,097
Depreciation	45,736	144,290	(98,554)	(68)	189,392	347,363	(157,971)	(45)
Amortization	989,215	1,216,245	(227,030)	(19)	3,282,037	3,290,852	(8,815)	(0)
Interest expense	329,598	371,699	(42,101)	(11)	996,611	4,442,669	(3,446,058)	(78)
Accretion and other financing expense	236,309	317,192	(80,883)	(25)	755,970	881,752	(125,782)	(14)
(Gain) Loss on revaluation of conversion feature liability	-	(16,407)	16,407	(100)	-	1,175,145	(1,175,145)	100
Loss on repayment of long-term debt	-	-	-	-	-	1,290,147	(1,290,147)	(100)
Gain on revaluation of options	(501,974)	-	(501,974)	-	(501,974)	-	(501,974)	-
Gain on revaluation of RSUs	(119,012)	-	(119,012)	-	(119,012)	-	(119,012)	-
Gain on revaluation of the derivative warrant liability	(763,499)	-	(763,499)	-	(763,499)	-	(763,499)	-
Restructuring Costs	35,072	-	35,072	-	395,324	-	395,324	-
Business acquisition costs	183,324	-	183,324	-	183,324	-	183,324	-
Other income	(2,226)	(583)	(1,643)	282	(10,520)	(688)	(9,832)	1,429
Foreign exchange (gain) loss	(445,978)	21,709	(467,687)	(2,154)	(77,252)	(285,191)	207,939	(73)
Loss before income taxes	(3,957,329)	(187,481)	(3,769,848)	2,011	(15,081,142)	(7,455,817)	(7,625,325)	102
Current income tax recovery (expense)	42,562	(228,418)	270,980	(119)	41,204	(672,693)	713,897	(106)
Deferred income tax recovery (expense)	55,262	82,892	(27,630)	(33)	(985,018)	82,892	(1,067,910)	(1,288)
Income tax recovery (expense)	97,824	(145,526)	243,350	(167)	(943,814)	(589,801)	(354,013)	60
Net Loss	(3,859,505)	(333,007)	(3,526,498)	1,059	(16,024,956)	(8,045,618)	(7,979,338)	99
Weighted average number of common shares outstanding
Basic	26,359,517	18,494,247			25,292,160	17,321,476
Diluted	26,359,517	18,494,247			25,292,160	17,321,476
Net income (loss) per share
Basic	(0.15)	(0.02)			(0.63)	(0.46)
Diluted	(0.15)	(0.02)			(0.63)	(0.46)

(1)	Adjusted EBITDA is earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, loss on revaluation of conversion feature liability, loss on repayment of long-term debt, gain on revaluation of options, RSUs, and derivative warrant liability, restructuring costs, business acquisition costs, other expense (income), foreign exchange (gain) loss, and current and deferred income tax expense (recovery), is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

Management Discussion & Analysis	Page 5

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

Comparison of the three month and nine month periods ended September 30, 2021 and 2020

Revenue

Total revenue for the three months ended September 30, 2021 was $7,086,357, a decrease of $1,086,443, or 13%, from $8,172,800 recognized in the comparative period in 2020. Total revenue for the nine months ended September 30, 2021 was $23,532,391, a decrease of $441,628, or 2%, from $23,974,019 recognized in the comparative period in 2020. The decrease in revenue for the three and nine months ended September 30, 2021 is primarily due to slower recovery in the U.S.A. from COVID-19 resulting in lower transcription revenue mostly from the media and criminal justice verticals and due to extended shutdown in Australia.

Cost of Sales

Cost of Sales for the three months ended September 30, 2021 increased by $175,580, or 5%, to $3,444,259, from $3,268,679 for the comparative period in 2020. Cost of Sales for the nine months ended September 30, 2021 increased by $1,101,651, or 10%, to $11,891,379, from $10,789,728 for the comparative period in 2020. The increase in cost of sales is primarily due to reduction of COVID-19 wage subsidies and higher operating costs due to labour shortages in the three and nine months period ended September 30, 2021. During the three months ended September 30, 2021, the Company received $336,691 of COVID-19 wage subsidies vs. $1,439,134 received in the comparative period in 2020. During the nine months ended September 30, 2021, the Company received $673,281 of COVID-19 subsidies vs. $2,830,986 received in the comparative period in 2020. In addition, labour shortages in the U.S. drove operating costs higher despite reduced volumes during the periods.

Gross Profit

Gross profit for the three months ended September 30, 2021 decreased by $1,262,023, or 26%, to $3,642,098, from $4,904,121, for the comparative period in 2020. Gross profit for the nine months ended September 30, 2021 decreased by $1,543,279, or 12%, to $11,641,012, from $13,184,191, for the comparative period in 2020. The decrease in gross profit is primarily due to reduction in COVID-19 wage subsidies received and higher operating costs due to labour shortages in the three and nine months period ended September 30, 2021 and reduction in revenue due to delayed revenue from customer contracts resulting from COVID-19 impact.

Selling and Administrative Expenses

Selling and Administrative expenses for the three months ended September 30, 2021 increased by $3,822,631, or 142%, to $6,516,449, from $2,693,818, for the comparative period in 2020. Selling and Administrative expenses for the nine months ended September 30, 2021 increased by $5,847,021, or 72%, to $14,008,605, from $8,161,584, for the comparative period in 2020. The Company has taken appropriate measures to manage selling and administrative expenses in conjunction with the negative organic growth resulting from COVID-19. The increase in Selling and Administrative expenses was primarily due to professional service fees and listing fees for the TSX and Nasdaq. In addition, Selling and Administrative expenses includes full nine-month period of costs incurred from Q1 2020 acquisitions compared to only part of the comparative period in 2020 as well as an overall increase in salary costs in 2021. Selling and Administrative expenses for the three months ended September 30, 2021 was reduced by $426,536 for COVID-19 wage subsidies vs. $570,606 in the comparative period in 2020. Selling and Administrative expenses for the nine months ended September 30, 2021 was reduced by $988,531 for COVID-19 wage subsidies vs. $1,056,384 in the comparative period in 2020.

Research and Development Expenses

Research and development expenses for the three months ended September 30, 2021 decreased by $6,628, or 2%, to $317,546, from $324,174, for the comparative period in 2020. Research and development expenses for the nine months ended September 30, 2021 increased by $31,187, or 4%, to $817,219, from $786,032, for the comparative period in 2020. The decrease in Research and development expenses for the three months ended September 30, 2021 is primarily due to lower project costs than the comparative period in 2020. The increase in Research and development expenses for the nine months ended September 30, 2021 is primarily due to project costs and additional hires to support growth in innovation and acceleration of R&D projects.

Management Discussion & Analysis	Page 6

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

Gain on Contingent Consideration

For the three months ended September 30, 2021, Gain on Contingent Consideration decreased by $6,819, to $80,252, from $87,071 recognized in the comparative period in 2020. For the nine months ended September 30, 2021, Gain on Contingent Consideration decreased by $20,094 to $66,977, from $87,071 recognized in the comparative period in 2020. ASC had gain of $96,755 and $148,955 for the three and nine months ended September 30, 2021 which was offset with WordZ’s loss on contingent consideration of $23,247 and $81,932 for the respective periods. This decrease is mainly due to changes in anticipated acquisition earnout payments primarily as a result of forecasted revenue for the ASC and WordZ acquisitions. Revenue forecasts are updated on a quarterly basis and the related anticipated acquisition earnout payment accruals are updated accordingly.

Stock-Based Compensation

For the three months ended September 30, 2021, Stock Based Compensation increased by $752,583 to $859,119, from $106,536, recognized in the same period of 2020. For the nine months ended September 30, 2021, Stock Based Compensation increased by $6,995,392, to $7,632,906, from $637,514, recognized in the same period of 2020. The increase in Stock Based Compensation is due to the impact of 998,378 Registered Stock Units (RSUs) and 790,086 stock options granted in the nine months ended September 30, 2021 compared to 396,000 options granted during the comparative period ended 2020. The RSU’s and stock options granted in the nine months ended September 30, 2021 were under the Company’s omnibus equity incentive plan (the “Ominibus Equity Incentive Plan”) that was approved by shareholders on April 29, 2021. A number of the options and RSUs that were granted in the nine months ended September 30, 2021 vested immediately, and therefore, a higher expense was recognized.

Depreciation

For the three months ended September 30, 2021, Depreciation decreased by $98,554, to $45,736, from $144,290 recognized in the comparative period in 2020. For the nine months ended September 30, 2021, Depreciation decreased by $157,971, to $189,392, from $347,363 recognized in the comparative period in 2020. The decrease in Depreciation for the three months and nine months ended September 30, 2021 is due primarily to a decrease in right of use assets’ depreciation as leases with extended period terms (i.e. greater than one year) come to an end.

Amortization

For the three months ended September 30, 2021, Amortization decreased by $227,030, to $989,215, from $1,216,245 recognized in the comparative period in 2020. For the nine months ended September 30, 2021, Amortization decreased by $8,815, to $3,282,037, from $3,290,852 recognized in the comparative period in 2020. The decrease in amortization expense is attributable to the adjustment of the intangible assets related to the finalization of the purchase price allocation of WordZ in December 2020 and less amortization recorded on internally generated intangible assets due to timing of projects.

Interest Expense

For the three months ended September 30, 2021, Interest Expense decreased by $42,101, to $329,598, from $371,699 recognized in the comparative period in 2020. For the nine months ended September 30, 2021, Interest Expense decreased by $3,446,058, to $996,611, from $4,442,669 recognized in the comparative period in 2020. The decrease in Interest Expense for the three months and nine months ended September 30, 2021 is primarily due to the conversion of the convertible notes to equity that occurred in 2020. Interest expense of $10,978 and $3,440,608 related to the convertible note were recognized for the three and nine months ended September 30, 2020 respectively.

Management Discussion & Analysis	Page 7

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

Accretion and Other Financing Expense

For the three months ended September 30, 2021, Accretion and Other Financing expense decreased by $80,883, to $236,309, from $317,192 recognized in the comparative period in 2020. For the nine months ended September 30, 2021, Accretion and Other Financing expense decreased by $125,782, to $755,970, from $881,752 recognized in the comparative period in 2020. The decrease in Accretion and Other Financing expense for the three months and nine months ended September 30, 2021 is primarily due to conversion of the convertible notes that occurred in 2020.

Loss on Revaluation of Conversion Feature Liability

For the three months ended September 30, 2021, Gain/loss on Revaluation of Conversion Feature Liability decreased by $16,407, to $0, from a gain of $16,407 recognized in the comparative period in 2020. For the nine months ended September 30, 2021, Gain/Loss on Revaluation of Conversion Feature Liability decreased by $1,175,145, to $0, from a loss of $1,175,145 recognized in the comparative period in 2020. The decrease in Gain/Loss on Revaluation of Conversion Feature Liability for the three months and nine months ended September 30, 2021 relates to the conversion of convertible notes to equity that occurred in 2020. All convertible notes have been fully converted at the end of 2020.

Loss on Repayment of Long-term Debt

For the nine months ended September 30, 2021, Loss on repayment of long-term debt decreased by $1,290,147, to $0, from $1,290,147 recognized in the comparative period in 2020. The loss on repayment of long-term debt amount recorded in comparative period 2020 was due to the re-pricing of the conversion price on the convertible notes to C$2.18 per share resulting in a charge of $1,290,147 reflecting the incremental fair value of the reduced exercise price.

Gain on revaluation of options

For the three months ended September 30, 2021, gain on revaluation of options increased by $501,974, to $501,974, from $0 recognized in the comparative period in 2020. For the nine months ended September 30, 2021, gain on revaluation of options increased by $501,974, to $501,974, from $0 recognized in the comparative period in 2020. This increase is due to the revaluation of cash-settled options recorded under share based payment liability, due to the decrease in fair value from the date of initial measurement compared to the re-measurement at the close of September 30, 2021.

Gain on revaluation of RSUs

For the three months ended September 30, 2021, gain on revaluation of RSUs increased by $119,012, to $119,012, from $0 recognized in the comparative period in 2020. For the nine months ended September 30, 2021, gain on revaluation of RSUs increased by $119,012 to $119,012, from $0 recognized in the comparative period in 2020. This increase is due to the revaluation of RSUs recorded under share based payment liability, due to the decrease in fair value from the date of initial measurement compared to the re-measurement at the close of September 30, 2021.

Management Discussion & Analysis	Page 8

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

Gain on revaluation of derivative warrant liability

For the three months ended September 30, 2021, gain on revaluation of derivative warrant liability increased by $763,499, to $763,499, from $0 recognized in the comparative period in 2020. For the nine months ended September 30, 2021, gain on revaluation of derivative warrant liability increased by $763,499, to $763,499, from $0 recognized in the comparative period in 2020. The Company closed a registered direct offering (the “RDO”) with institutional investors on September 15, 2021. Under the RDO, the Company sold 4,235,294 units (the “Units”) at a price of $4.25 per Unit for gross proceeds to the Company of approximately $18,000,000 before deducting fees and other estimated RDO expenses. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant each whole common share purchase warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to purchase one common share (a “Warrant Share”) at an exercise price of $5.00, subject to adjustment in certain circumstances. The Warrants are exercisable beginning on the date that is six months following the issuance date thereof (the “Issuance Date”) and will expire five years from the Issuance Date. The 2,117,647 Warrants issued were classified as a derivative warrant liability since they were denominated in a currency other than the Company’s functional currency. As a result, revaluation of the derivative warrant liability is required at period end reporting dates. The decrease in the Company’s share price from the date of initial measurement to the close of September 30, 2021 resulted in the gain to be recognized.

Restructuring Costs

For the three months ended September 30, 2021, Restructuring Costs increased by $35,072, to $35,072, from $0 recognized in the comparative period in 2020. For the nine months ended September 30, 2021, Restructuring Costs increased by $395,324, to $395,324, from $0 recognized in the comparative period in 2020. The increase in Restructuring Costs for the three and nine months ended September 30, 2021 is primarily due to organizational restructuring costs.

Business Acquisition Costs

For the three months ended September 30, 2021, Business Acquisition costs increased by $183,324, to $183,324, from $0 recognized in the comparative period in 2020. For the nine months ended September 30, 2021, Business Acquisition Costs increased by $183,324, to $183,324, from $0 recognized in the comparative period in 2020. The increase in Business Acquisition Costs for the three and nine months ended September 30, 2021 is primarily due to an increase in acquisition related activities.

Other Income

For the three months ended September 30, 2021, Other Income increased by $1,643, to $2,226, from $583 recognized in the comparative period in 2020. For the nine months ended September 30, 2021, Other Income increased by $9,832, to $10,520 from $688 recognized in the comparative period in 2020. The increase for Other Income for the three months and nine months ended September 30, 2021 is primarily due to interest income on short-term deposit.

Foreign Exchange (Gain) Loss

For the three months ended September 30, 2021, Foreign Exchange Gain increased by $467,978, from a loss of $21,709 recognized in the comparative period in 2020 to a gain of $445,978 for the three months ended September 30, 2021. For the nine months ended September 30, 2021, Foreign Exchange Gain/Loss decreased by $207,939, from a gain of $285,191 recognized in the comparative period in 2020 to a gain of $77,252 for the three months ended September 30, 2021. The gain on foreign exchange is due to fluctuations in the foreign exchange rates. Our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. Foreign exchange gain and losses are primarily related to the unrealized foreign translation gains and losses of certain USD denominated working capital balances to CAD.

Management Discussion & Analysis	Page 9

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

Income Tax Recovery (Expense)

We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the three months ended September 30, 2021, income taxes expense, net of deferred income tax recovery, decreased by $243,350, to a tax recovery of $97,824, from an expense of $145,526 in the comparative period in 2020. For the nine months ended September 30, 2021, Income Taxes, net of deferred income tax expense, increased by $354,013, to an expense of $943,814, from an expense of $589,801 in the comparative period in 2020. The change is due primarily to the recognition of a valuation allowance against the deferred tax asset for our US entities and partially offset by lower profits recognized in the three and nine months ended September 30, 2021 than the comparative period in 2020.

Net Loss and Earnings Per Share

Net loss for the three months ended September 30, 2021 was $3,859,505 compared to net loss of $333,007, for the same period in 2020. Net loss for the nine months ended September 30, 2021 was $16,024,956 compared to net loss of $8,045,618, for the same period in 2020. On a per weighted average share basis, this translated into a net loss per share of $0.15 and $0.63 in the three months and nine months ended September 30, 2021, respectively, compared to a net loss per weighted average share of $0.02 and $0.46 for the comparative periods in 2020, respectively.

Quarterly Results of Operations

The following table sets out selected financial information for each of the eight most recent quarters, the latest of which ended September 30, 2021. Our quarterly operating results have historically fluctuated significantly and may continue to fluctuate significantly in the future. Therefore, we believe that past operating results and period to period comparisons should not be relied upon as an indication of the Company's future performance.

	(unaudited)
	Sep-21	Jun-21	Mar-21	Dec-20	Sept-20 *	Jun-20 *	Mar-20 *	Dec-19
Revenue	7,086,357	8,191,812	8,254,222	7,775,674	8,172,800	8,253,015	7,548,204	6,096,550
Net income (loss)	(3,859,505)	(10,498,662	(1,666,789)	(3,857,540)	(333,007)	(1,030,354)	(6,682,258)	(2,525,682)

Weighted average number of shares outstanding:
Basic	26,359,517	25,029,019	24,467,151	20,341,203	18,494,247	18,364,354	15,092,939	10,848,296
Diluted	26,359,517	25,029,019	24,467,151	20,341,203	18,494,247	18,364,354	15,092,939	10,848,296

Net income (loss) per share:
Basic	(0.15)	(0.42)	(0.07)	(0.19)	(0.02)	(0.06)	(0.44)	(0.23)
Diluted	(0.15)	(0.42)	(0.07)	(0.19)	(0.02)	(0.06)	(0.44)	(0.23)

* Net Loss for Q1 2020, Q2 2020, and Q3 2020 reflect adjustments that were recorded in the Company’s amended filings for the three and nine-months ended September 30, 2020, which were refiled in November 2020. The adjustments related to the accounting for acquisitions, the revaluation of the conversion feature embedded in the convertible notes issued by the Company in 2018 and 2019 as well as the repayment of long-term debt which were transactions that occurred in the six-months and three-months ended September 30, 2020.

Management Discussion & Analysis	Page 10

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

Key factors that account for the fluctuation in quarterly results include the variability in the Company’s revenue due to timing of acquisitions and seasonality of revenue. Seasonality impacts the transcription services industry in that it is impacted in some cases by summer holiday seasons, such as court closings in January in Australia, and the Thanksgiving and December holidays in the US, Canada and UK.  It also has a slight impact in the US summer period. Our quarterly results may also fluctuate as a result of the various acquisitions which may be completed by the Company in any given quarter. We may experience variations in our net income/(loss) on a quarterly basis depending upon the timing of certain expenses or gains, which may include changes in provisions and acquired contract liabilities.

Liquidity

As of September 30, 2021, we held cash of $26,024,604 as compared to $16,835,671 as of December 31, 2020. We believe that ongoing operations, working capital and associated cash flows in addition to our cash resources provide sufficient liquidity to support our ongoing business operations and satisfy our obligations as they become due. If we continue to acquire accretive businesses, we may need additional external funding depending upon the size and timing of the potential acquisitions.

Below is a summary of our cash provided by (used in) operating, investing, and financing activities for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Cash provided by (used in) operating activities	(1,440,743)	(29,807)	(4,941,092)	3,454,626
Cash used in investing activities	(931,467)	(576,197)	(2,870,116)	(5,806,601)
Cash provided by (used in) financing activities	16,196,471	(683,726)	17,126,168	4,786,137
Net increase (decrease) in cash for the period	13,824,261	(1,289,730)	9,314,960	2,434,162
Cash, beginning of period	12,374,825	5,384,207	16,835,671	1,707,654
Effect of foreign exchange	(174,482)	47,795	(126,027)	456
Cash, end of period	26,024,604	4,142,272	26,024,604	4,142,272

Cash provided by (used in) operating activities

We used cash of $1,440,743 in operating activities for the three months ended September 30, 2021. This resulted from $3,859,505 in net loss plus $184,954 of non-cash adjustments to net loss and $2,347,661 attributable to movements in non-cash working capital with changes primarily arising from a decrease in accounts receivable, inventories and prepaid expenses, and increase in accounts payable, and contract liabilities. Additionally, $113,853 was used for taxes.

We used cash of $4,941,092 in operating activities for the nine months ended September 30, 2021. This resulted from $16,024,956 in net loss plus $12,348,123 of non-cash adjustments to net loss and $1,150,406 attributable to movements in non-cash working capital with changes primarily arising from an increase in accounts receivable, inventories and prepaid expenses, and decrease in accounts payable, and contract liabilities. Additionally, $113,853 was used for taxes.

Management Discussion & Analysis	Page 11

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

Cash provided by (used in) investing activities

For the three months ended September 30, 2021, cash used in investing activities was $931,467, which consisted of purchase of property and equipment of $20,520, development costs related to internally generated intangible assets $556,463, earnout payout for ASC and WordZ $358,116, offset change in restricted cash of $3,632.

For the nine months ended September 30, 2021, cash used in investing activities was $2,870,116, which consisted of purchase of property and equipment of $62,767, development costs related to internally generated intangible assets $1,657,771, earnout payout for ASC and WordZ $1,103,617, and change in restricted cash of $45,961.

Cash provided by (used in) financing activities

Cash provided by financing activities for the three months ended September 30, 2021 was $16,196,471, which primarily consisted of $16,715,000 cash received, net of issuance costs from the closing of the RDO, $43,303 of cash inflow for exercise of stock options, repayment of debt of $215,850, repayment of lease obligations of $20,428, repayment of interest on lease obligations of $6,266, and repayment of interest on debt of $319,288.

Cash provided by financing activities for the nine months ended September 30, 2021 was $17,126,168, which consisted of proceeds from the exercise of stock options and warrants of $246,159 and $2,092,276 respectively, issuance of share capital from the RDO net of issuance costs of $16,715,000, issuance cost reimbursement of $1,673, offset by repayment of debt of $825,398, repayment of lease obligations of $126,383, repayment of interest on lease obligations of $21,085, and repayment of interest on debt of $956,074.

Debt covenants

The Company received a waiver in March 2021 to remove the Fixed Charge Coverage Ratio covenant for all four quarters of 2021. The Company received a waiver in August 2021, to remove the Net Debt to EBITDA Ratio covenant for the remainder of fiscal 2021. In addition, the Company received a waiver to remove the Fixed Charge Coverage Ratio covenant for the first three quarters of 2022. The Company is in compliance of other covenants as at September 30, 2021.

Contractual Obligations

The following table summarizes our contractual obligations as at September 30, 2021, including commitments relating to leasing contracts:

	2021	2022	2023	2024	2025	Total
Trade and other payables	7,171,204	–	–	–	–	7,171,204
Lease obligations	30,339	112,693	96,920	72,949	62,871	375,772
Crown Capital debt	306,360	–	12,154,515	–	–	12,460,875
Contingent Consideration - ASC	360,510	1,434,239	459,482	–	–	2,254,231
Contingent Consideration - WZ	77,249	352,626	282,537	–	–	712,412
WordZ SBA Loan	114,507	85,880	–	–	–	200,387
WordZ promissory note	111,638	446,552	446,552	–	–	1,004,742
HomeTech VTB loan	60,000	240,000	240,000	20,000	–	560,000
Total	$8,231,807	$2,671,990	$13,680,006	$92,949	$62,871	$24,739,623

Management Discussion & Analysis	Page 12

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

The following table summarizes our contractual obligations as at December 31, 2020, including commitments relating to leasing contracts:

	2021	2022	2023	2024	2025	Total
Trade and other payables	5,305,600	–	–	–	–	5,305,600
Share appreciation rights	126,503	–	–	–	–	126,503
Lease obligations	124,223	114,962	98,698	73,075	62,711	473,669
Crown Capital debt	304,747	–	12,123,615	–	–	12,428,362
Contingent Consideration - ASC	1,443,811	1,505,080	531,051	–	–	3,479,942
Contingent Consideration - WZ	314,845	305,758	251,939	–	–	872,542
WordZ SBA Loan	214,307	45,923	–	–	–	260,230
WordZ promissory note	400,000	400,000	400,000	–	–	1,200,000
Transcription Express VTB loan	280,531	–	–	–	–	280,531
HomeTech VTB loan	240,000	240,000	240,000	20,000	–	740,000
Total	$8,754,567	$2,611,723	$13,645,303	$93,075	$62,711	$25,167,379

Capital Resources

Our objective in managing capital is to ensure sufficient liquidity to pursue our growth strategy, fund research and development to enhance existing product offerings as well as develop new ones to maintain our competitive advantage, pursue accretive acquisitions and provide sufficient resources to meet day-to-day operating requirements, while managing financial risk. We intend to use our operating income and funds on hand to meet funding requirements for the development and commercialization of our technology products and services based on anticipated market demand and working capital purposes. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our commercial sales, and our ability to manage our working capital requirements.

Our officers and senior management are responsible for managing the capital and do so through monthly meetings and regular review of financial information. Our Board of Directors is responsible for overseeing this process. We manage capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the cash flows from operations and capital transactions.

Other commitments

Commitments include operating leases for office equipment and facilities. Also, occasionally we structure some of our acquisitions with contingent consideration based on the future performance of the acquired business. The fair value of contingent consideration recorded in our September 30, 2021 interim condensed consolidated financial statements was $2,212,788, partially in trade and other payables and accrued liabilities of $1,370,396 and the remaining recorded as long-term contingent consideration of $842,392. Aside from the aforementioned, we do not have any other business arrangements or any equity interests in any non-consolidated entity.

Contingent Off-Balance Sheet Arrangements

As a general practice, we have not entered into off-balance sheet financing arrangements.

Management Discussion & Analysis	Page 13

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

Transactions Between Related Parties

During the three months ended March 31, 2021, the Company granted a non-revolving executive loan (the “Executive Loan”) to Sebastien Paré, President, Chief Executive Officer and a director of the Company in the aggregate amount of USD$518,431 (CAD$657,838) to: (i) facilitate Mr. Paré exercise of certain vested outstanding stock options; and (ii) facilitate Mr. Paré repaying certain indebtedness incurred in connection with Mr. Paré previous exercise of convertible securities of the Company. The Executive Loan matures on February 10, 2028 and bears interest at a rate of 1.0% per annum. The Executive Loan is secured by a pledge of 175,000 common shares in the capital of the Company held by Sebastien Paré in favour of the Company (the “Share Pledge”). Pursuant to the terms of the Share Pledge, Mr. Paré has agreed to comply with certain covenants in favour of the Company. The loan was repaid on May 28, 2021. As at September 30, 2021, there are no balances outstanding.

Critical Accounting Policies and Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are affected by management’s application of accounting policies and historical experience, and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

Our significant accounting policies are fully described in Note 3 to our financial statements for the years ended December 31, 2020 and 2019 which are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar). Certain accounting policies are particularly important to the reporting of our financial position and results of operations, and require the application of significant judgment by our management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different, estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could have a material impact on the financial statements. We believe that there have been no significant changes in our critical accounting estimates for the three months and nine months ended September 30, 2021 from the years presented in our annual financial statements for the years ended December 31, 2020 and 2019.

Reconciliation of Non-IFRS Measures

We believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of performance. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements.

Management Discussion & Analysis	Page 14

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

The following is a reconciliation of Net Loss to Adjusted EBITDA, the most directly comparable IFRS measure for the three months ended September 30, 2021 and 2020:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Net Loss	(3,859,505)	(333,007)	(16,024,956)	(8,045,618)
Add:
Depreciation	45,736	144,290	189,392	347,363
Amortization	989,215	1,216,245	3,282,037	3,290,852
Interest expense	329,598	371,699	996,611	4,442,669
Current income tax recovery (expense)	(42,562)	228,418	(41,204)	672,693
Deferred income tax recovery (expense)	(55,262)	(82,892)	985,018	(82,892)
EBITDA	(2,592,780)	1,544,753	(10,613,102)	625,067
Accretion and other financing expense	236,309	317,192	755,970	881,752
Loss on revaluation of conversion feature liability	-	(16,407)	-	1,175,145
Loss on repayment of long-term debt	-	-	-	1,290,147
Gain on revaluation of options	(501,974)	-	(501,974)	-
Gain on revaluation of RSUs	(119,012)	-	(119,012)	-
Gain on revaluation of the derivative warrant liability	(763,499)	-	(763,499)	-
Restructuring Costs	35,072	-	395,324	-
Business acquisition costs	183,324	-	183,324	-
Other income	(2,226)	(583)	(10,520)	(688)
Stock-based compensation	859,119	106,536	7,632,906	637,514
Foreign exchange (gain) loss	(445,978)	21,709	(77,252)	(285,191)

Adjusted EBITDA	(3,111,645)	1,973,200	(3,117,835)	4,323,746

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures as defined under National Instrument 52-109. At September 30, 2021, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective and that material information relating to the Company was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

Management is responsible for designing and maintaining internal controls over financial reporting (“ICFR”) as defined under National Instrument 52-109. At September 30, 2021, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these internal controls and procedures was effective in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Framework (2013).

The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its ICFR during the quarter ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect the Company’s ICFR. No such changes were identified through their evaluation.

Management Discussion & Analysis	Page 15

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that its objectives are met. Due to inherent limitations in all systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures and our internal controls over financial reporting are effective in providing reasonable, not absolute assurance that the objectives of our control systems have been met. During the quarter ended June 30, 2021, the Company documented its ICFR framework and processes and will continue to evaluate and enhance its internal controls environment to ensure the internal controls over financial reporting are designed and implemented appropriately and operating effectively.

There have been no material changes to the internal controls of the Company for the three months and nine months ended September 30, 2021.

Risk Factors

COVID-19: COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. Governments around the world have enacted emergency measures to combat the spread of the virus. These measures which include the implementation of travel bans, self-imposed quarantine periods and social distancing and closure of businesses have caused material disruption to businesses resulting in an economic slowdown. Governments and central banks have responded with significant monetary and fiscal interventions designed to stabilize the financial markets. The duration and impact of the COVID-19 outbreak is unknown at this time and it is not possible to reliably estimate the duration and severity of these developments.

The Company is closely monitoring the impact of COVID-19 on all aspects of its business. The pandemic may also have an adverse impact on many of the Company’s customers, including their ability to satisfy ongoing payment obligations to the Company, which could increase the Company’s bad debt exposure. The future impacts of the pandemic and any resulting economic impact are largely unknown and rapidly evolving. It is possible that the COVID-19 pandemic, the measures taken by the governments of countries affected and the resulting economic impact may continue to adversely affect the Company’s results of operations, cash flows and financial position as well as its customers in future periods, and this impact could be material.

The Governments of various jurisdictions in which we have operations have approved legislation and taken administrative actions intended to aid businesses that have been adversely impacted by COVID-19, including making grants or credits available to eligible entities to subsidize or offset qualifying expenses, including employee wages and associated costs, office rent, utilities, in each case subject to limits and other specified criteria. During the three months ended September 30, 2021, we determined that we qualified for the U.S. employee retention credit program and the Australian Business Wage subsidy, and have recognized a credit of $763,227. The credit has been recognized as a reduction in Cost of Sales of $336,691 and Selling and Administrative expenses of $426,536. During the nine months ended September 30, 2021, we recognized a credit of $1,661,812. The credit has been recognized as a reduction in Cost of Sales of $673,281 and Selling and Administrative expenses of $988,531. As at September 30, 2021, the amount of assistance receivable totaled $984,055. We will continue to evaluate all applicable government relief programs and intend to apply for subsequent application periods, if we meet the qualification criteria. There can be no assurance that COVID-19 related governmental assistance to offset our costs will be available in Q4 2021 (or thereafter), and if so whether we will qualify for or receive any such assistance.

Cash-flow: VIQ Solutions' business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as competition and viable operations management. The future earnings and cash flow from operations of the Company are dependent, in part, on its ability to further develop and market its products. There can be no assurances that the Company will grow and achieve profitability. The operations of VIQ Solutions have been funded to date by external financing and if sufficient cash flow from operations or earnings is not generated in the future, additional financing might be required.

Management Discussion & Analysis	Page 16

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

Transition to SaaS Revenue: The Company is in the process of transitioning its software product offerings from license sales to a SaaS offering. This may cause revenue levels to decline compared to prior periods. License sales allow the Company to recognize revenue upon the initial sale of the software to a client. Revenues from SaaS are earned over a period of time contracted with the client and their use of the software. Initial SaaS revenue will be lower but over the course of the contract will generally be cumulatively higher compared to license sales.

Fluctuations in Periodic Results: The Company's operating results can vary substantially from period to period. Planned operating expenses are normally targeted to planned revenue levels for the period and are incurred equally throughout the period. If expenses remain relatively fixed, but the Company's revenues are less than planned in any quarter, the Company's operating results would be adversely affected for that quarter. In addition, incurring unplanned expenses could adversely affect operating results for the period in which such expenses are incurred. Failure to achieve periodic revenue, earnings, and other operating and financial results could result in an immediate and adverse effect on the market price of the Company's common shares. The Company may not discover, or be able to confirm, revenue or earnings shortfalls until the end of a quarter, which could result in a greater immediate and adverse effect on the price of the common shares.

Additional Financing and Access to Capital: The Company may need to raise additional funds to bring its potential products to market, enhance our marketing capabilities, and pursue potential future acquisitions. The Company's future capital requirements will depend on many factors, including continued progress in its research and development programs, competing technological and market developments, the cost of production scale-up, effective commercialization activities and arrangements and other factors not within the Company's control. The Company may seek additional funding through public or private financings.

Identify and Acquire Suitable Acquisitions: The Company may not be able to identify suitable new acquisitions that are available to purchase at a reasonable value. Even if a suitable acquisition can be identified, the acquisition may not proceed if suitable terms cannot be negotiated. When conducting due diligence on a potential acquisition, it cannot be assured that all the risks and costs inherent in the business being acquired will be identified. If an acquisition of an identified business were to proceed in which a portion or all of the consideration consisted of cash, additional funding may be required through public or private financings if internally generated cash resources are not sufficient.

Successfully Integrate Acquired Businesses: Integration of completed business acquisitions and any future acquisitions involves a number of special risks, including the following:

•	Failure to integrate successfully the personnel, information systems, technology and operations of the acquired business;
•	Failure to maximize the potential financial and strategic benefits of the acquisition;
•	Failure to realize the expected synergies of the acquired business;
•	Possible impairment of relationships with employees and clients as a result of any integration of new businesses and management personnel;
•	Impairment of goodwill; and
•	Reductions in future operating results from the amortization of intangible assets.

Future acquisitions are accompanied by the risk that obligations and liabilities of an acquired business may not be adequately reflected in the historical financial statements of the business and the risk that historical financial statements may be based on assumptions, which are incorrect or inconsistent with the Company’s assumptions or approach to accounting policies. The acquisition and integration of businesses may not be managed effectively and any failure to do so could lead to disruptions in the overall activities of the Company, a loss of clients and revenue, and increased expenses. The Company may acquire contingent liabilities in connection with the acquisitions of business, which may be material. Best efforts are used to identify and estimate these contingent liabilities and the likelihood that they will materialize but, these estimates could differ materially from the liabilities actually incurred.

Management Discussion & Analysis	Page 17

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

Competition: The Company competes with a number of firms in various business segments. Competitors in Courts, for example, are different from the ones we are competing against in public safety, medical, and legal. Some of these companies have greater financial, technological, and personnel resources than those of the Company.

International Operations: The Company's operations are currently located in Canada, the United States, and Australia and its products and services are sold internationally. There are certain risks inherent in international operations including, but not limited to, remote management, unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, and potential adverse tax consequences, which could have a materially adverse effect on the Company's business, operating results, and financial condition.

Proprietary Intellectual Property: The Company relies on protecting its proprietary intellectual property in part through confidentiality agreements with its corporate resellers, strategic partners, employees, consultants and certain contractors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or independently discovered by its competitors. It is possible that the Company's products or processes will infringe, or will be found to infringe, on patents not owned or controlled by the Company. If any relevant claims of third-party patents are upheld as valid and enforceable, the Company could be prevented from practicing the subject matter claimed in such patents or would be required to obtain licenses or redesign its products and processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms commercially reasonable to the Company or that the Company could redesign its products or processes to avoid infringement. Litigation may be necessary to defend against claims of infringement or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation and an adverse result could subject the Company to significant liabilities to third parties, require disputed rights to be licensed or require the Company to cease using such technology.

Product Liability Exposure: The Company faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its technology or prospective products is alleged to have resulted in adverse effects. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. Although the Company currently carries product liability insurance, there can be no assurance that the Company has sufficient coverage or can obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by the Company. A product liability claim could have a material adverse effect on the Company's business financial condition and results of operations.

Volatility of Stock Price and Absence of Dividends: The market price of the Company's common shares, like that of the common shares of many other software companies, has been and is likely to be somewhat volatile. Factors such as the Company’s strategic alliances or its competitors', announcements of technological innovations or new products by the Company or its competitors, governmental regulatory actions, developments with the Company's collaborators, developments concerning patent or other proprietary rights of the Company or its competitors (including litigation), period-to-period fluctuation of the Company's operating results, changes in estimates of the Company's performance by securities analysts, market conditions for shares of software companies in general and other factors not within the control of the Company could have a significant adverse impact on the market price of the Company’s common shares. The Company has never paid cash dividends on its common shares and does not anticipate paying any cash dividends in the foreseeable future.

Management Discussion & Analysis	Page 18

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Nine Months ended September 30, 2021

Foreign Currency Fluctuations: Our monetary assets and liabilities denominated in currencies other than the United States dollar will give rise to a foreign currency gain or loss reflected in our comprehensive earnings. To the extent the Canadian dollar or Australian dollar weakens against the United States dollar, we may incur foreign exchange losses. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price. As we currently have a global client base, a significant portion of our income is in US dollars and Australian dollars. However, a significant part of our expenses are currently generated in Canadian dollars, and we expect this will continue for the foreseeable future. The exchange rates between the Canadian dollar, the US dollar and the Australian dollar are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We do not currently have any currency hedging through financial instruments.

Disclosure of Outstanding Share Data

VIQ’s common shares trade on the TSX and the Nasdaq under the symbol “VQS”. The Company is authorized to issue an unlimited number of common shares. As at September 30, 2021 there were (i) 29,878,618 common shares issued and outstanding, (ii) 907,100 stock options outstanding with a weighted average exercise price per common share of $3.15 CAD expiring between 2021 and 2025 under the Company’s legacy stock option plan (iii) 790,086 stock options outstanding with a weighted average exercise price per common share of $8.85 CAD expiring 2031 under the Omnibus Equity Incentive Plan, (iv) 66,667 deferred share units outstanding with an average exercise price per common share of $1.20 CAD with no expiry date, and (v) 176,699 restricted share units outstanding expiring 2031 under the Omnibus Equity Incentive Plan.

Subsequent Events

On October 1, 2021, the Company acquired 100% of the issued and outstanding shares of The Transcription Agency (“TTA”). The purchase price paid for the TTA acquisition was approximately $1.7 million, with approximately $0.85 million paid in cash on closing and approximately $0.85 million to be paid through a deferred payment structure over the next six months after transaction close.  TTA is a leading supplier of secure outsourced transcription services to clients in private and public sectors throughout the United Kingdom. The acquisition positions VIQ to provide localized services to government agencies and will provide synergies with VIQ’s existing business. VIQ funded the acquisition by utilizing cash on hand. The assessment of the purchase price and the accounting for this acquisition has not yet been finalized and certain IFRS 3 disclosures have not been included due to the timing of the acquisition.

On October 12, 2021, the Company entered into a definitive purchase agreement to acquire the assets of Auscript Australasia Pty Ltd (“Auscript”), the leading supplier of secure recording and transcription services for courts and law firms throughout Australia. The Company will acquire Auscript for a total purchase price of approximately $7.65 million. The proposed acquisition is expected to close in the fourth quarter of 2021, subject to the satisfaction of regulatory approvals and other customary closing conditions.

Management Discussion & Analysis	Page 19